40-33

Branch 18
811-7758

AIM INVESTMENTS

RECD S.E.C.
JUL 26 2004
1086

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

RECEIVED BY THE BRANCH OF DOCUMENT CONTROL
SEP 7 2004
FROM
BY

July 19, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Advisors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO, Funds Group Inc. and A I M Advisors, Inc. (investment advisers), a copy of **Plaintiff's Initial Disclosures** and **Automatic Disclosure Statement of Independent Directors** in *Stanley Lieber, et al., v. INVESCO Funds Group, Inc. and A I M Advisors, Inc.*

04042211

Sincerely,

Stephen R. Rimes /V.V.

Stephen R. Rimes
Assistant General Counsel

Enclosures

PROCESSED
SEP 10 2004
THOMSON FINANCIAL

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

S:\srr\Litigation\Lieber v. IFG_AIM\Corr\L-071904SEC.doc
071904 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

STANLEY LIEBER, On Behalf of INVESCO Balanced Fund/Inv, INVESCO Core Equity Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv., INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth & Income Fund/Inv, INVESCO Growth Fund/Inv, INVESCO Health Science Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P 500 Index Fund/Inv, INVESCO Select Income Fund/Inv, INVESCO Tax Free Bond Fund/Inv, INVESCO Technology Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, INVESCO Value Equity Fund/Inv,	§	CIVIL ACTION NO. H-03-5744
Plaintiff,	§	
vs.	§	
INVESCO FUNDS GROUP INC. and AIM ADVISORS, INC.,	§	
Defendants.	§	

PLAINTIFF'S INITIAL DISCLOSURES

Pursuant to Rule 26(a) of the Federal Rules of Civil Procedure, Plaintiff Stanley Lieber makes the following initial disclosures:

1. Fed. R. Civ. P. 26(a)(1)(A) - Persons With Pertinent Information:

Stanley Lieber
1771 East 21st Street
Brooklyn, New York 11229
(718) 258-2263

The named Defendants, and Defendants' employees and agents with pertinent information.

2. Fed. R. Civ. P. 26(a)(1)(B) - Pertinent Documents in Plaintiff's Possession:

Monthly account statements and some publicly available documents sent to Plaintiff by the Defendants.

3. Fed. R. Civ. P. 26(a)(1)(c) - Computation of Damages:

Damages cannot be computed with any reasonable accuracy prior to discovery and consultation with an expert who will perform a damages analysis.

4. Fed. R. Civ. P. 26(a)(1)(D) - The Contents of Any Insurance Agreement:

None.

DATED: July 16, 2004.

Respectfully submitted,

By: [signature]

Roger B. Greenberg
Attorney-In-Charge
State Bar No. 08390000
Federal I.D. No. 3932
Schwartz, Junell, Greenberg &
Oathout, L.L.P.
909 Fannin St., Suite 2000
Houston, TX 77010
713-752-0017 Telephone
713-752-0327 Telephone

ZIMMERMAN, LEVI & KORSINSKY, LLP
Eduard Korsinsky
39 Broadway, Suite 1440
New York, NY 10006
Telephone: 212/363-7500
Facsimile: 212/363-7171

ZIMMERMAN, LEVI & KORSINSKY, LLP
Jean Marc Zimmerman
226 St. Paul Street
Westfield, NJ 07090
Telephone: 908/654-8000
Facsimile: 908/654-7207

COUNSEL FOR PLAINTIFF

CERTIFICATE OF SERVICE

I hereby certify that a true and correct copy of the foregoing ***Plaintiff's Initial Disclosures*** was served on the following counsel of record, in accordance with the Federal Rules of Civil Procedure, on this 16th day of July, 2004.

Daniel A. Pollack (*via CM/RRR*)
Edward T. McDermott
Anthony Zaccaria
Pollack & Kaminsky
114 West 47th Street
Suite 1900
New York, NY 10036

Glen M. Boudreaux (*via hand-delivery*)
Boudreaux, Leonard & Hammond, P.C.
Two Houston Center
909 Fannin St., Suite 2350
Houston, Texas 77010

Jacks C. Nickens (*via CM/RRR*)
Richard P. Keeton
Paul D. Flack
Nickens Keeton Lawless Farrell & Flack
600 Travis, Suite 7500
Houston, Texas 77002

Roger B. Greenberg

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

Stanley Lieber, on behalf of INVESCO Balanced Fund/Inv, INVESCO Core Equity Fund/Inv, INVESCO Dynamics Fund/Inv, INVESCO Energy Fund/Inv, INVESCO European Fund/Inv, INVESCO Financial Services Fund/Inv, INVESCO Gold & Precious Metals Fund/Inv, INVESCO Growth Fund/Inv, INVESCO Health Science Fund/Inv, INVESCO High Yield Fund/Inv, INVESCO International Blue Chip Value Fund/Inv, INVESCO Leisure Fund/Inv, INVESCO Real Estate Opportunity Fund/Inv, INVESCO S&P Tax Free Bond Fund/Inv, INVESCO Technology Fund/Inv, INVESCO Telecommunications Fund/Inv, INVESCO Total Return Fund/Inv, INVESCO US Government Securities Fund/Inv, INVESCO Utilities Fund/Inv, INVESCO Value Equity Fund/Inv,	
Plaintiffs,	
v.	Civ. Action No. H 03-5744
INVESCO Funds Group, Inc., AIM Advisors, Inc., Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth M. Quigley, Louis S. Sklar, Robert H. Graham and Mark Williamson,	
Defendants	
and	
AIM Sector Funds, AIM Combination Stock & Bond Funds and AIM Stock Funds,	
Nominal Defendants	

AUTOMATIC DISCLOSURE STATEMENT
OF INDEPENDENT DIRECTORS

Defendants Bob Baker, Frank Bayley, James Bunch, Bruce Crockett, Prema Mathai-Davis, Albert Dowden, Edward Dunn, Jr., Jack Fields, Carl Frischling, Gerald Lewis, Lewis Pennock, Ruth Quigley, Louis Sklar and Lawrence Soll (collectively, the "Independent Directors"), by their undersigned attorneys, Nickens Keeton Lawless Farrell & Flack, for their Automatic Disclosure pursuant to Rule 26(a)(1) of the Federal Rules of Civil Procedure, state as follows:

1. This initial disclosure is made upon a good faith review of information reasonably available at this time. The Independent Directors reserve the right to make subsequent disclosures in the course of discovery.

2. The Independent Directors, in making their initial disclosures, expressly reserve any and all objections, including, but not limited to, relevance, materiality, competence, privilege, overbreadth, undue burden or other grounds.

INITIAL DISCLOSURES

Subject to the foregoing reservations and exceptions, and without waiver thereof, the Independent Directors respond to the initial disclosures items under Fed. R. Civ. P. Rule 26(a)(1) as follows:

I. Persons Potentially With Information

The following persons are likely to have discoverable information that the Independent Directors may use to support their defense in this action:

1. The Independent Directors.

2. The other named defendants and their agents.

3. The witnesses identified by the other named defendants in this action.

Each of these persons is expected to possess information concerning the reasonableness of the challenged fees. By making the foregoing disclosures, the Independent Directors do not concede that all of these individuals should necessarily be deposed. The Independent Directors expressly reserve the right to object to the deposition of any of these persons as discovery proceeds.

II. Document Categories/Locations

The following categories of documents may be used by the Independent Directors to support their defense in this action:

1. Distribution Agreements.
2. Rule 12b-1 Distribution Plans for the Funds.
3. Rule 12b-1 reports (quarterly and annual) presented to the Board of Trustees.
4. Minutes of trustees' meetings and board book material about the closing of the Funds to certain investors and/or the approvals of the 12b-1 Plans and Distribution Agreements.

These documents are believed to be in the custody of AIM Advisors, Inc. in Houston, Texas. Some of the documents contained in each of these categories of documents may be subject to privileges, as set forth in Fed. R. Civ. P. 26 and other applicable provisions, or may be discoverable only upon execution of an appropriate stipulation and order of confidentiality.

III. Insurance Agreements

The Independent Directors deny that they are liable for any damages claimed in the First Amended Complaint. However, assuming that any such damages were to be assessed against the

Independent Directors, all or part of such damages may be covered under insurance policies, copies of which will be provided under separate cover.

Dated: July 16, 2004

NICKENS KEETON LAWLESS FARRELL
& FLACK, LLP

Jacks C. Nickens
State Bar No. 15013800
Federal I.D. No. 4419

Attorney-in-Charge for Defendants
Bob R. Baker, James T. Bunch,
Gerald J. Lewis, Frank S. Bayley,
Bruce L. Crockett, Albert R. Dowden,
Edward K. Dunn, Jr., Jack M. Fields,
Carl Frischling, Prema Mathai-Davis,
Lewis F. Pennock, Ruth Quigley, Louis S.
Sklar and Lawrence Soll

OF COUNSEL:

Richard P. Keeton
State Bar No. 11175000
Federal I.D. No. 4643
Paul D. Flack
State Bar No. 00786930
Federal I.D. No. 0546
NICKENS KEETON LAWLESS
FARRELL & FLACK, LLP
600 Travis Street, Suite 7500
Houston, Texas 77002
Tel: (713) 571-9191
Fax: (713) 571-9652